                                                                 EXHIBIT 13(a)


                                  FORM 10-Q

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended                September 30, 1993

                                     or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number:  1-6451

                             UJB Financial Corp.
           (Exact name of registrant as specified in its charter)

        New Jersey                                             22-1903313
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey   08543-2066

(Address of principal executive offices)                     (Zip Code)

                               (609) 987-3200
            (Registrant's telephone number, including area code)

- --------------------------------------------------------------------------------

(Former name, former address and former fiscal year, if changed since last report).

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days.   [X] Yes   [ ] No

As of October 31, 1993 there were 51,537,329 shares of common stock,
                        $1.20 par value, outstanding

                       PART I.  FINANCIAL INFORMATION

 ITEM 1.  FINANCIAL STATEMENTS.

 In accordance with Instruction D., included herein as Exhibit (28)A is UJB Financial Corp. consolidated balance sheets as of September 30, 1993, December 31, 1992 and September 30, 1992; as Exhibit
 (28)B is UJB Financial Corp. consolidated statements of income for the nine months and three months ended September 30, 1993 and 1992; and as Exhibit (28)C is UJB Financial Corp. consolidated statements of cash flows for the nine months ended September 30, 1993 and 1992. Also included herein as Exhibit (28)D is UJB Financial Corp. consolidated statements of shareholders' equity as of September 30, 1993 and 1992; as Exhibit (28)E is UJB Financial Corp. consolidated reconciliation of allowance for loan losses as of September 30, 1993 and 1992; and as Exhibit (28)F is UJB Financial Corp. consolidated average balance sheets with resultant interest and rates for the nine months ended September 30, 1993 and 1992.

 The consolidated financial statements included herein as Exhibits include the accounts of UJB Financial Corp. and all of its subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

 The consolidated financial statements have been prepared on an accrual basis. For additional information and disclosures required under generally accepted accounting principles, reference is made to the registrant's 1992 Annual Report on Form 10-K.

 The accompanying financial statements reflect, in the opinion of management, all normal, recurring adjustments necessary to present fairly the financial position of UJB Financial Corp. and subsidiaries (the Company), and the results of their operations and changes in their cash flows. The financial statements presented, in all material respects, comply with the current reporting requirements of supervisory authorities.

 ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.

 Financial Condition

 Total assets at September 30, 1993 were $13.6 billion, a decrease of $173.5 million or 1.3 percent from year-end 1992. Compared to September 30, 1992, total assets increased $81.2 million or .6 percent. Earning assets decreased $79.1 million or .6 percent from year-end 1992 but increased $45.1 million or .4 percent compared to September 30, 1992. Specific categories are discussed below.

 The investment portfolio at September 30, 1993 increased $289.8 million or 11.0 percent from year-end 1992. The increase in the investment portfolio was the result of $1.0 billion in purchases, principally in collateralized mortgage obligations (CMOs), offset by maturities of $664.3 million during the nine months of 1993.

 Since December 1992, other securities increased $698.4 million as investment strategies were directed toward the purchase of whole loan CMOs. Most of this growth was funded by reductions in the funds sold position (Federal Funds sold and securities purchased under agreements to resell) and paydowns of agency CMOs. Compared to September 30, 1992, the investment portfolio decreased $9.9 million or 0.3 percent.

 At September 30, 1993, investment securities available for sale amounted to $807.1 million, a decrease of $74.2 million or 8.4 percent from year-end 1992. These investments, recorded at the lower of cost or market, were comprised of $412.0 million of U.S. Government and agency CMOs and $395.1 million of other securities, principally whole loan CMOs. During the nine months of 1993, $330.2 million of investment securities available for sale (predominately agency CMOs) were sold at a net gain of $6.8 million. Total maturities were $131.1 million during the nine month period. Offsetting these decreases were purchases of $316.3 million and a transfer of $70.8 million into the available for sale category from the investment portfolio. Compared to September 30, 1992, investment securities available for sale increased $265.7 million reflecting the transfer of agency CMOs in late 1992 and at September 30, 1993. The aggregate market value on these securities was $816.7 million at September 30, 1993.

 Total loans decreased $76.5 million or .9 percent from December 31, 1992 to $8.7 billion at the end of the third quarter of 1993 and were $184.2 million or 2.1 percent below September 30, 1992. The economic slowdown in the region continued to impact the loan portfolio during the first nine months of 1993. From December 31, 1992, commercial loans decreased $55.6 million or 1.3 percent to $4.3 billion at September 30, 1993. Mortgage loans decreased $4.7 million or .2 percent from December 31, 1992 to $2.3 billion at September 30, 1993, however, balances were $106.3 million or 4.8% higher than September 30, 1992. Instalment loans increased $12.3 million or .6 percent from December 31, 1992 to $2.0 billion, principally in response to an auto loan refinancing promotion. Compared to September 30, 1992 instalment loans decreased $54.7 million or 2.7% mainly due to 1992 home equity loan activity. Non-bank loans decreased $37.9 million or 26.3 percent to $106.2 million from December 31, 1992. The decrease was the result of a bulk sale of $44.8 million in accruing and non-accruing real estate loans during the first quarter of 1993 as part of the wind-down of Trico Mortgage Company.

 At the end of the third quarter of 1993, non-performing loans were $273.5 million, or 3.14 percent of total loans. This compares to $361.8 million, or 4.12 percent at year-end 1992, and $385.5 million, or 4.34 percent at the end of the third quarter of 1992. In the third quarter of 1993, non-performing loans decreased by $88.3 million from the year-end 1992 and were down $112.0 million from September 30, 1992. Compared to the second quarter 1993, non-performing loans decreased $22.5 million. This was the ninth consecutive quarter of decline in non-performing loans since their highest level at June 30, 1991 of $483.0 million.

 The following table summarizes the trends in the components of non-performing loans (in thousands):


                                      Sept. 30,  Dec. 31,  Sept. 30,
                                        1993       1992      1992
                                      ---------  --------  ---------
    Commercial and industrial          $ 57,805  $ 82,072   $110,286
    Non-bank second mortgages             1,594    21,380     20,510
    Real estate:
      Construction and development       98,597   130,651    131,855
      Real estate related               115,504   127,713    122,848
                                       --------  --------   --------
         Total real estate              214,101   258,364    254,703
                                       --------  --------   --------
         Total                         $273,500  $361,816   $385,499
                                       ========  ========   ========

 At September 30, 1993, other real estate was $92.7 million, net of a $29.5 million allowance. Since June 30, 1993, this net balance decreased $11.2 million. Compared to December 31, 1992 and September 30, 1992, these net balances decreased $29.1 million and $53.6 million, respectively. In-substance foreclosures of $41.4 million at September 30, 1993 were reflected in other real estate compared to $48.3 million at December 31, 1992.

 The allowance for loan losses at September 30, 1993 was $246.8 million, or 2.84 percent of loans, compared to $275.3 million, or
 3.13 percent of loans at December 31, 1992 and $291.5 million or
 3.28 percent of loans at September 30, 1992. The allowance for loan losses provides coverage for 90.3 percent of non-performing loans, up from 76.1 percent at December 31, 1992 and 75.6 percent a year ago. For the three months ended September 30, 1993, net charge offs were $25.9 million or 1.18 percent of average loans compared to $34.8 million or 1.56 percent during the comparable period in 1992. For the nine months ended September 30, 1993, net charge offs were $102.5 million or 1.57 percent of average loans compared to $110.3 million or 1.68 percent during the prior year period. A formal process is in place throughout the organization to assess the risk inherent in the loan portfolio on a ongoing basis. The methodology utilized includes monitoring the level of the allowance for loan losses in relation to the assessment of risk in the loan portfolio with particular emphasis on problem loans. This process provides the rationale for the determination of the adequacy of the allowance.

 At September 30, 1993 total deposits were $11.4 billion, a decrease of $386.2 million or 3.3 percent from December 31, 1992 and $12.4 million from a year ago. Retail savings and time deposits decreased $494.7 million or 5.5 percent from year-end to $8.5 billion and decreased $344.6 million or 3.9 percent from September 30, 1992. Commercial certificates of deposit $100,000 and over were $218.4 million, a decrease of $26.4 million or 10.8 percent compared to December 31, 1992 and declined $140.0 million or 39.1 percent compared to September 30, 1992. Demand deposits increased $134.9 million or 5.2 percent from year-end to $2.7 billion and increased $472.2 million or 21.0 percent from September 30, 1992.

 At September 30, 1993, long-term debt was $212.7 million, a decrease of $3.9 million or 1.8 percent from year-end 1992. Compared to September 30, 1992, long-term debt increased $151.5 million. This increase reflects the impact of $175.0 million of qualifying subordinated debt issued during the fourth quarter of 1992 and $20.0 million of senior notes issued during the third quarter of 1993. Offsetting these increases was a payoff of the 12.95% Mortgage note in the amount of $18.3 million. Other borrowed funds increased $113.3 million or 17.7 percent from December 31, 1992 to $754.4 million. Compared to September 30, 1992, other borrowed funds decreased $144.2 million. Through balance sheet management, the Company reduced the borrowed funds position with excess liquidity.

 Total shareholders' equity increased $40.4 million or 4.4 percent from December 31, 1992 to $960.7 million. The leverage ratio of the company increased 23 basis points to 6.90 percent at September 30, 1993 from 6.67 percent at December 31, 1992. At September 30, 1992, the leverage ratio was 6.58 percent. Under the risk-based capital guidelines, the Company's Tier I capital was 9.14 percent and total capital was 12.20 percent at September 30, 1993, compared with 8.94 percent and 12.05 percent, respectively, at December 31, 1992. At September 30, 1992, the Tier I capital ratio was 8.72 percent and total capital was 10.19 percent. The current minimum regulatory guidelines for Tier I and total risk-based capital ratios are 4.0 percent and 8.0 percent respectively.

 Results of Operations

 For the third quarter of 1993, UJB Financial reported net income of $11.8 million or $.22 per share compared with net income of $16.3 million or $.33 per share earned during the third quarter of 1992. The results for the nine months and third quarter were reduced due to a pre-tax restructuring charge of $21.5 million. During the third quarter, the Company adopted a comprehensive restructuring program to realign the Company along lines of business and to consolidate the six member banks into one bank in New Jersey and one in Pennsylvania. Without the after tax effect of this restructuring charge, net income for the quarter would have been higher by $12.7 million, or $.25 per common share.

 Net income for the nine months ended September 30, 1993 was $54.6 million compared with $36.1 million for the nine months of 1992. On a per share basis, net income for the nine months ended September 30, 1993 was $1.04, compared to $.74 reported for the same period in 1992. Net income was favorably impacted for both the quarter and year-to-date by increases in the net interest margin and a reduction in the loan loss provision, due to the decline in non-performing loans.

 Net interest income on a tax-equivalent basis was $434.2 million for the nine months of 1993 compared with $414.5 million for the nine months ended September 30, 1992, an increase of $19.7 million or 4.8 percent. Interest income on a tax-equivalent basis was $682.9 million for the nine months ended September 30, 1993, a decrease of $55.3 million or 7.5 percent compared to the same period in 1992. The decline in interest income for the nine months was primarily due to the lower interest rate environment.
 Partially offsetting this decline were volume increases in average investment securities available for sale and the benefit of reduced levels of non-performing loans.

 Interest earning assets averaged $12.5 billion during the first nine months of 1993, an increase of $224.4 million or 1.8 percent over the same period in 1992. Most of this growth occurred in investment securities available for sale. Investment securities available for sale increased $688.6 million to average $787.0 million during the nine months of 1993. Partially offsetting this increase, investment securities decreased $375.2 million or 11.4 percent. This decrease was principally the result of maturities in the portfolio and reinvestment into securities classified as available for sale. Money market investments decreased $49.9 million or 64.4 percent. The loan portfolio decreased $47.6 million or .5 percent to average $8.7 billion during the nine months of 1993. As a result of the lower interest rate environment the yield on interest earning assets declined 73 basis points to
 7.29 percent for the nine months of 1993, compared to 8.02 percent for the corresponding period of 1992.

 Interest expense decreased $75.0 million or 23.2 percent for the nine months ended September 30, 1993 compared to the same period in 1992. The benefit of the lower rate environment on the cost of retail time deposits and the reduction of commercial certificates of deposit and other borrowed funds were the primary factors in the decline in interest expense. Consumer preference continued to shift out of retail certificates of deposit toward more liquid savings-type accounts that are generally lower-yielding. Interest expense on commercial certificates of deposit and borrowed funds benefited from the decline in the rate environment, together with the reduction in balances outstanding. Commercial certificates of deposits over $100,000 decreased $186.7 million during the nine months of 1993 compared to the prior year period. Other borrowed funds declined $145.5 million during this period. Offsetting these decreases in volume, long-term debt increased $148.1 million reflecting the $175.0 million of capital qualifying subordinated debt issued in the fourth quarter of 1992 and $20.0 million of senior notes issued during the third quarter of 1993. The cost of all liabilities declined 90 basis points from 4.19 percent at September 30, 1992 to 3.29 percent for the nine months ended September 30, 1993. Demand deposits averaged $2.5 billion during the nine months ended September 30, 1993, an increase of $402.9 million or 19.2 percent over the comparable period in 1992.

 The net interest spread percentage on a tax-equivalent basis (the difference between the rate earned on average interest earning assets and the rate paid on average interest bearing liabilities) increased to 4.00 percent for the nine months of 1993 compared with
 3.83 percent during the corresponding period in 1992.
 Additionally, net interest margin (net interest income on a tax-equivalent basis as a percentage of average interest earning assets) increased to 4.64 percent during the nine months of 1993 compared with 4.50 percent during the same period in 1992. The increase in net interest spread and net interest margin reflected the benefit of favorable retail deposit repricing in a declining rate environment, the benefit of reduced levels of non-performing loans and the favorable impact of an increase in demand deposits.

 The provision for loan losses for the quarter ended September 30, 1993 was $24.0 million compared to $32.0 million for the same period a year earlier. On a year-to-date basis, the provision was $74.0 million, a decline of $39.0 million or 34.5 percent compared with the nine months of 1992. This reduction in the provision for loan losses reflects the decline in the levels of non-performing loans.

 Non-interest income for the third quarter of 1993 totaled $44.3 million, an increase of $4.8 million or 12.3 percent compared with the third quarter of 1992. For the nine months ended September 30, 1993, non-interest income totaled $132.6 million, an increase of $4.3 million or 3.3 percent from the prior year period. Investment securities transactions are reflected in non-interest income. For the nine months of 1993, net gains of $6.8 million were realized compared with gains of $11.1 million in 1992. These gains were recognized as the Company sold securities out of the available for sale portfolio in recognition of the prepayment risk in CMOs as a result of a declining interest rate environment.

 For the third quarter of 1993, service charges on deposits were $14.7 million, an increase of $1.5 million or 11.0 percent over the prior year period. Service charges on deposits increased $4.6 million or 11.6 percent during the nine month period ended September 30, 1993 compared to the corresponding period in 1992. The increase for the quarter and year-to-date in service charges was primarily due to increased account analysis activity in addition to pricing changes effective in August, 1993. Service fee income on loans decreased $.4 million or 4.0 percent compared with the quarter ended September 30, 1992. For the 1993 nine month period service fee income decreased $.5 million or 1.8 percent compared to the prior year period. Trust fee income increased $.5 million or 10.7 percent compared to the third quarter of 1992.
 This income rose $1.7 million or 11.7 percent during the first nine months of 1993, principally due to fees generated from mutual funds. During the third quarter of 1993, other income increased $4.1 million or 38.4 percent over the same period in 1992. On a year-to-date basis, other income increased $2.8 million or 7.8 percent compared to the nine months ended September 30, 1992. The increase in other income was due to gains from secondary mortgage activity, discount brokerage fees and international fees.

 Non-interest expenses in the third quarter totaled $150.5 million, up $27.1 million, or 22.0 percent, over a year ago, and for the nine months ended September 30, 1993 were $415.1 million, up $46.4 million, or 12.6 percent, from the year-ago period. Non-interest expenses for the third quarter and nine months of 1993 included a restructuring charge of $21.5 million. This charge relates to a comprehensive restructuring program to realign the Company along lines of business and to consolidate the six member banks into one bank in New Jersey and one in Pennsylvania. Excluding this charge, expenses for the third quarter and the nine months would have increased 4.5 percent and 6.7 percent, respectively.

 Salaries expense increased $2.0 million or 4.5 percent during the third quarter of 1993 compared to the third quarter of 1992, and rose $4.1 million or 3.1 percent during the nine months of 1993 compared to the corresponding period in 1992. Pension and other employee benefits for the third quarter were $14.9 million, up $2.7 million or 22.5 percent over the third quarter of 1992. These expenses were $43.7 million for the nine months ended September 30, 1993, up $5.8 million or 15.2 percent above the corresponding period in 1992. The increase over the prior year's quarter and the nine month period was partially due to higher medical insurance expense of $1.2 million and $1.8 million, respectively. Additionally, the Company provides certain postretirement health care and life insurance benefits for retired employees. During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" (FAS 106) on a prospective basis.
 The additional expense accrued during the quarter amounted to $.7 million and $2.2 million for the 1993 nine month period.

 Furniture and equipment expense rose $.9 million or 8.7 percent for the quarter and rose $2.6 million or 8.2 percent during the nine months of 1993. The increases over prior year periods result from increased equipment rentals and maintenance expenses related to the installation of new on-line equipment to support branch automation.

 The FDIC insurance assessment decreased $.9 million or 14.5 percent during the third quarter of 1993 compared to the third quarter of 1992. This decrease reflects the impact of the reduced assessment rates under the risk-based assessment system implemented under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). These rates were reevaluated and reduced at June 30, 1993. However, for the nine month period of 1993, the FDIC insurance assessment rose $2.6 million or 13.8 percent, reflecting the higher assessments charged during the first half of 1993.

 Other real estate expenses were $8.4 million for the third quarter of 1993 and were $31.4 million for the nine months of 1993. Included in these amounts is a provision for losses on other real estate and expenses related to holding and operating foreclosed property. Provisions of $6.7 million for the third quarter and $25.3 million for the nine months of 1993 were added to the allowance for other real estate. This compares to $6.9 million for the third quarter of 1992 and $15.4 million in the 1992 nine month period. Expenses for operating and maintaining other real estate amounted to $1.7 million for the third quarter and $6.1 million for the nine months ended September 30, 1993 compared with $2.5 million for the third quarter of 1992 and $8.3 million for the nine months of 1992. Total other real estate expenses rose $7.7 million or
 32.6 percent over the nine months ended September 30, 1992.

 During the third quarter of 1993, the Company recorded a restructuring charge of $21.5 million. This charge included severance and human resources costs of $12.3 million, facilities costs of $4.4 million and $4.8 million for data processing, financial systems and other costs.

 In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" (FAS 109). This Statement changes the method of accounting for income taxes from the deferred method required under Accounting Principle Board Opinion 11 to the asset and liability method. The Statement addressed various matters related to the temporary differences from financial statement basis and tax basis of assets and liabilities. Effective January 1, 1993, the Company adopted FAS 109. The cumulative effect of the adoption of FAS 109 resulted in a positive effect to earnings of $3.8 million or $.07 per share recorded in the first quarter of 1993. Prior year financial statements have not been restated to apply the provisions of this Statement.

 In August of 1993, the Revenue Reconciliation Act of 1993 was signed into law. Among its provisions was an increase to the Corporate tax rate from 34 percent to 35 percent retroactive to January 1, 1993. Under the provisions of FAS 109, a change in the tax rate requires an adjustment to the deferred tax asset. The adjustment resulted in a net reduction of $2.1 million in tax expense.

 Liquidity

 Liquidity is a measure of the ability to meet present and future funding obligations and commitments. Bank liquidity is the ability to meet the borrowing needs and deposit withdrawal requirements of customers to support asset growth. Principal sources of liquidity are deposit generation, access to purchased funds, maturities and repayments of loans and investment securities and interest and fee income.

 The company has an Asset/Liability Committee (ALCO), whose function is to monitor and coordinate all activities relating to the maintenance of liquidity and protection of net-interest income from fluctuations in market interest rates.

 Savings and time deposits declined for the nine months of 1993, primarily in the category of retail certificates of deposits as consumers seek yields in alternative instruments. Demand deposits increased $134.9 million to $2.7 billion. This growth was used in part to reduce commercial certificates of deposits by $26.4 million.

 Proceeds of $337.0 million from the sales and $131.1 million from maturities of investment securities available for sale provided a source of liquidity since year-end 1992. Maturities of $664.3 million of investment securities also contributed to liquidity. Other borrowed funds, which experienced a $113.3 million increase since December 31, 1992 provided another source of liquidity. Offsetting these sources were purchases of $1.0 billion of investment securities and $316.3 million of investment securities available for sale.

 Additional liquidity is provided in the investments available for sale and the investment portfolio. Scheduled maturities and anticipated principal repayments of the total investment portfolio including investments available for sale, will be approximately $273 million throughout the balance of 1993. These portfolios serve as a source of liquidity when the regional economy rebounds and loan growth is again experienced.

                     PART II.  OTHER INFORMATION


 ITEM 1.  LEGAL PROCEEDINGS.
 In re Payroll Express Corporation, United States Bankruptcy Court, Southern District of New York, Case No. 92-B-43150, filed June 5, 1992.

 Reported on Form 10K/A filed August 16, 1993 for the period ended December 31, 1992. Fifteen of the customers of Payroll Express filed on September 29, 1993 a lawsuit captioned Beth Israel Medical Center et al. v. United Jersey Bank and National Westminster Bank New Jersey, United States District Court for the District of New Jersey, Civil Action No. 93-4348 (WGB). The suit seeks approximately $7 million in damages from the defendant banks on a variety of common law theories. The lawsuit captioned Kingsbrook Jewish Medical Center v. Payroll Express Corp. and United Jersey Bank, United States District Court, Eastern District of New York, Civil Action No. CV 92-2537, filed May 29, 1992, has been voluntarily dismissed without prejudice by the Plaintiff.

 In re UJB Financial Corp. Shareholder Litigation, United States
 District Court for the District of New Jersey, Trenton, Civil Action No. 90-1569 (AET). Suit filed April 5, 1990. Reported on Form 10-K for the period ended December 31, 1992 and on Form 10-Q for the periods ended March 31, 1993 and June 30, 1993.

 On September 13, 1993, the District Court denied the defendants' motion to dismiss the plaintiffs' claims under the Securities Exchange Act of 1934 and New Jersey common law and reserved decision on the motion with regard to plaintiffs' claims under the Securities Act of 1933. The plaintiffs subsequently stipulated to the dismissal with prejudice of their claims under the Securities Act of 1933 on October 14, 1993. The defendants filed a motion requesting certification of an appeal from the District Court order to the United States Court of Appeals for the Third Circuit pursuant to 12 U.S.C. 1292(b) on October 29, 1993. The defendants also filed an Answer denying the allegations of the Second Consolidated Amended Class Action Complaint on October 28, 1993.

 McAdoo CERCLA Matter.

 Reported on Form 10-K for the period ended December 31, 1992 and on Form 10-Q for the periods ended March 31, 1993 and June 30, 1993. The Court's decision approving the Consent Decree was submitted to the United States Court of Appeals for the Third Circuit in connection with the pending appeal which is calendared for December 2, 1993.

 ITEM 5.  Other Information.

 On September 22, 1993 the Registrant issued a news release announcing a comprehensive restructuring program. The restructuring will focus on:
 (a) a new management structure centered on four primary lines of business, (b) consolidation of all New Jersey headquartered banks into a single New Jersey headquartered bank and the consolidation of all Pennsylvania headquartered banks into a single Pennsylvania headquartered bank, (c) enhanced customer service, and (d) establishing new financial goals. The news release announcing the restructuring is attached hereto as Exhibit 1 and is hereby incorporated into this Item 5 by reference.

 ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

 (a) Exhibits


  (1)          News Release of UJB Financial Corp. dated September 22,
               1993.

  (3)A.(i) Restated Certificate of Incorporation of UJB Financial Corp., as restated July 1, 1988, as amended through August 20, 1993.

  (3)A.(ii)    Amendment, dated August 20, 1993, to the Restated
               Certificate of Incorporation of UJB Financial Corp., as restated July 1, 1988.

  (4)D. Note Agreement, dated as of August 19, 1993, between UJB Financial Corp. and The Northwestern Mutual Life Insurance Company relating to $20,000,000 of 7.95% Senior Notes Due August 25, 2003.

  (4)R.(v) Third Amendment, dated September 1, 1993, to the Note Agreement, dated as of November 10, 1985, between First Valley Corporation and The Northwestern Mutual Life Insurance Company relating to $20,000,000 of 11 1/2% Senior Notes Due December 15, 1995 of First Valley Corporation.

  (10)B.(i) Master Agreement of Lease, dated January 26, 1982, between United Jersey Banks (former name of UJB Financial Corp.) and Sha-Li Leasing Associates, Inc. relating to equipment leases in excess of $10,000,000 in aggregate lease obligations, including form of Equipment Schedule.

  (10)B.(ii) Assignment and Assumption of Equipment Lease, effective December 31, 1991, between UJB Financial Corp. and UJB Financial Service Corporation (relating to assignment of Master Agreement of Lease).

  (10)B.(iii) Form of Guaranty Agreement between UJB Financial Corp. and various lenders under the Master Agreement of Lease relating to certain equipment leases in excess of $10,000,000 in aggregate lease obligations.

  (11) UJB Financial Corp. computation of net income per common share for the nine and three months ended September 30, 1993 and 1992.

  (28)A UJB Financial Corp. consolidated balance sheets as of September 30, 1993, December 31, 1992 and September 30, 1992.

  (28)B UJB Financial Corp. consolidated statements of income for the nine months and three months ended September 30, 1993 and 1992.

  (28)C UJB Financial Corp. consolidated statements of cash flows for the nine months ended September 30, 1993 and 1992.

  (28)D UJB Financial Corp. consolidated statements of shareholders' equity as of September 30, 1993 and 1992.

  (28)E UJB Financial Corp. consolidated reconciliation of allowance for loan losses as of September 30, 1993 and 1992.

  (28)F UJB Financial Corp. consolidated average balance sheets with resultant interest and rates for the nine months ended September 30, 1993 and 1992.

 (b) Reports on Form 8-K

  None

                               SIGNATURES



 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           UJB FINANCIAL CORP.
                                               Registrant



DATE:  November 12, 1993           BY:           s/WILLIAM J. HEALY
                                                   William J. Healy
                                      Executive Vice President and Comptroller
                                              (Chief Accounting Officer)

                                 EXHIBIT INDEX


 Exhibit No.


 (1)           News Release of UJB Financial Corp. dated September 22,
               1993.

 (3)A.(i) Restated Certificate of Incorporation of UJB Financial Corp., as restated July 1, 1988, as amended through August 20, 1993. [THIS EXHIBIT EXCLUDED]

 (3)A.(ii)     Amendment, dated August 20, 1993, to the Restated
               Certificate of Incorporation of UJB Financial Corp., as restated July 1, 1988. [THIS EXHIBIT EXCLUDED]

 (4)D. Note Agreement, dated as of August 19, 1993, between UJB Financial Corp. and The Northwestern Mutual Life
               Insurance Company relating to $20,000,000 of 7.95% Senior Notes Due August 25, 2003. [THIS EXHIBIT EXCLUDED]

 (4)R.(v) Third Amendment, dated September 1, 1993, to the Note Agreement, dated as of November 10, 1985, between First Valley Corporation and The Northwestern Mutual Life Insurance Company relating to $20,000,000 of 11 1/2% Senior Notes Due December 15, 1995 of First Valley Corporation. [THIS EXHIBIT EXCLUDED]

 (10)B.(i) Master Agreement of Lease, dated January 26, 1982, between United Jersey Banks (former name of UJB Financial Corp.) and Sha-Li Leasing Associates, Inc. relating to equipment leases in excess of $10,000,000 in aggregate lease obligations, including form of Equipment Schedule. [THIS EXHIBIT EXCLUDED]

 (10)B.(ii) Assignment and Assumption of Equipment Lease, effective December 31, 1991, between UJB Financial Corp. and UJB Financial Service Corporation (relating to assignment of Master Agreement of Lease). [THIS EXHIBIT EXCLUDED]

 (10)B.(iii) Form of Guaranty Agreement between UJB Financial Corp. and various lenders under the Master Agreement of Lease relating to certain equipment leases in excess of $10,000,000 in aggregate lease obligations. [THIS EXHIBIT EXCLUDED]

 (11) UJB Financial Corp. computation of net income per common share for the nine and three months ended September 30, 1993 and 1992.

 (28)A UJB Financial Corp. consolidated balance sheets as of September 30, 1993, December 31, 1992 and September 30, 1992.

 (28)B UJB Financial Corp. consolidated statements of income for the nine months and three months ended September 30, 1993 and 1992.

 (28)C UJB Financial Corp. consolidated statements of cash flows for the nine months ended September 30, 1993 and 1992.

 (28)D UJB Financial Corp. consolidated statements of shareholders' equity as of September 30, 1993 and 1992.

 (28)E UJB Financial Corp. consolidated reconciliation of allowance for loan losses as of September 30, 1993 and 1992.

 (28)F UJB Financial Corp. consolidated average balance sheets with resultant interest and rates for the nine months ended September 30, 1993 and 1992.

                                                            Exhibit (1)


                                                 Immediate

                                                 Media
                                                 Faith P. Goldstein, VP
                                                 Corporate Communications
                                                 609-987-3341

                                                 Analysts
                                                 Kerry K. Calaiaro, VP
                                                 Investor Relations
                                                 609-987-3226


       UJB FINANCIAL ANNOUNCES RESTRUCTURING AND CONSOLIDATION;

             WILL FOCUS ON FOUR PRIMARY BUSINESS LINES


Princeton, NJ, September 22....... As the final phase of a strategic initiative, UJB Financial Corp. (NYSE: UJB) today announced a comprehensive restructuring program to enhance shareholder value and improve its competitive position for the '90s and beyond.



In making the announcement, Chairman and Chief Executive Officer T. Joseph

Semrod said, "We will focus on four fronts:  1.) a new management structure centered on four primary lines of business, 2.) New Jersey and Pennsylvania statewide consolidations of existing member banks, 3.) enhanced customer service, and 4.) establishment of new financial goals.



"The new structure will be aligned along lines of business, and will concentrate on our most profitable core businesses:  wholesale lending, retail banking, mortgage banking and investment management.  While UJB Financial has always been a leader in providing banking services to middle market companies, a new emphasis will now also be placed on small business customers with under

$2 million in sales."



Semrod pointed out, "Our studies show that small businesses prefer to handle banking at a local office.  We have an extensive retail branch network which is well positioned to directly deliver banking services to these customers.

Emphasizing small business is also consistent with UJB Financial's commitment to the goals of the Community Reinvestment Act."



The company will be capitalizing on emerging trends and expanding its mortgage business in both New Jersey and eastern Pennsylvania.  "We will be implementing a plan to increase both our mortgage servicing and originations during the next three years,"  Semrod said.



Semrod also reported that UJB Financial's successful investment management group, private banking and discount brokerages will now be working in tandem to offer customers better accessibility to investment and credit services.



"But, as much as the company will benefit from the restructuring,"  Semrod said, "the real winners will be our customers.  By creating statewide banks,

New Jersey customers will be able to conduct transactions at 185 branches, and

Pennsylvania customers will have 72 offices to serve them.



"We want to make it convenient and desirable for our customers to rely on us for all their financial needs.  The resulting nearly $11 billion New Jersey bank and the $3 billion Pennsylvania bank will be customer-driven organizations with close ties to their local communities."

Semrod said that he expects the consolidations to take place in stages over the next year and to be completed by the third quarter of 1994.  UJB

Financial's present New Jersey banks are:  United Jersey Bank, United Jersey

Bank/Central, N.A. and United Jersey Bank/South, N.A.  The Pennsylvania banks are:  First Valley Bank, The Hazleton National Bank and Hanover Bank.



Semrod, 56, who is currently chairman of United Jersey Bank, will be named chairman of the resulting New Jersey bank while John R. Howell, 60, a UJB

Financial vice chairman and chairman of First Valley Bank, will be named chairman of the resulting Pennsylvania bank.



UJB Financial has now completed ten consecutive quarters of improved earnings and eight successive quarters of declines in the level of non-performing loans.  Semrod said that this progress, combined with efficiencies and revenue growth provided by the restructuring, and the planned implementation of a strengthened and centralized credit risk management function, have permitted new financial goals to be set for the company.  "Our goal is to achieve a return on assets (ROA) of 1.20 percent, return on equity (ROE) of over 15 percent, and a 59 percent efficiency ratio by the fourth quarter of 1995,"

Semrod stated.



In the past year, the company has been implementing major projects in branch automation and back office and check processing consolidations.  Now, with the added savings from the line of business strategies and the bank consolidations, UJB Financial is anticipating total annualized savings and incremental revenues of approximately $40 million.

Semrod pointed out, "A restructuring program of this magnitude requires difficult decisions.  While specific staffing needs for the new organization have yet to be determined, we believe that our actions going forward will ultimately affect approximately 7 percent of our work force.

"Since the beginning of this year, automation and consolidation efforts have already resulted in staff reductions of about 240 employees.  We were able to place a number of these people in vacant positions throughout the organization.  For staff affected by the planned restructuring, we will try to do the same.  However, in situations where this is not possible, employees will receive severance packages and outplacement assistance," he emphasized.



The company anticipates a restructuring charge in conjunction with the realignment, but Semrod said that it will be necessary to define severance packages and other costs before a specific amount can be determined.  It is anticipated this charge will be recognized in 1993, and that the quarter in which it is taken would remain profitable.



UJB Financial, the 44th largest bank holding company in the nation, has total assets of $13.5 billion.  Through its six banks, nine non-bank subsidiaries,

and 257 banking offices, the company provides financial services throughout

New Jersey and eastern Pennsylvania to individuals, businesses, not-for-profit organizations, governments and other financial institutions.

UJB FINANCIAL CORP.                                          Exhibit (11)
COMPUTATION OF NET INCOME PER COMMON SHARE
(dollars in thousands, except per share data)

                                 Nine Months Ended        Three Months Ended
                                   September 30,             September 30,
                                 -----------------        ------------------
                                   1993      1992           1993      1992
                                 -------   -------        --------  --------
Average number of common
  shares outstanding
  (in thousands) (A)              51,190     46,779         51,361    48,017
                                 =======    =======        =======   =======
Net income                       $54,611    $36,106        $11,843   $16,315

  less:  Preferred dividend        1,350      1,394            450       464
                                 -------    -------        -------   -------
Net income available to
  common shareholders (B)        $53,261    $34,712        $11,393   $15,851
                                 =======    =======        =======   =======
Net income per common share      $  1.04    $  0.74        $  0.22   $  0.33
                                 =======    =======        =======   =======

Note: The dilutive effect of stock options and equity contracts in 1993 and 1992 was not material for all periods shown.

UJB FINANCIAL CORP.                                             Exhibit (28)A
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)


Assets                                                                September 30,   December 31,  September 30,
                                                                          1993            1992          1992
                                                                      -------------   ------------  -------------
  Cash and cash equivalents:
      Cash and due from banks                                          $   740,299     $   885,047     $   728,296
      Federal funds sold and securities purchased
       under agreements to resell                                                -         234,500          34,500
                                                                       -----------     -----------     -----------
          Total cash and cash equivalents                                  740,299       1,119,547         762,796
  Interest bearing deposits with banks                                      18,989          13,819          16,794
  Trading account securities                                                33,176          21,961          27,350
  Investment securities available for sale                                 807,061         881,278         541,384
  Investment securities:
      U.S. Government and Federal agencies                               1,844,619       2,199,506       2,314,323
      States and political subdivisions                                    324,495         378,198         398,041
      Other securities                                                     754,227          55,839         220,827
                                                                       -----------     -----------     -----------
          Total investment securities                                    2,923,341       2,633,543       2,933,191
  Loans (net of unearned discount):
      Commercial                                                         4,261,462       4,317,021       4,459,755
      Mortgage                                                           2,332,030       2,327,363       2,225,727
      Instalment                                                         2,006,239       1,993,974       2,060,982
      Non-bank                                                             106,158         144,051         143,656
                                                                       -----------     -----------     -----------
          Total loans                                                    8,705,889       8,782,409       8,890,120
      Less: Allowance for loan losses                                      246,836         275,296         291,458
                                                                       -----------     -----------     -----------
          Net loans                                                      8,459,053       8,507,113       8,598,662
  Premises and equipment                                                   168,256         173,160         174,939
  Other real estate owned, net of allowance                                 92,651         121,774         146,209
  Accrued interest receivable                                               75,065          79,496          84,095
  Due from customers on acceptances                                         19,590          21,378          22,706
  Other assets                                                             259,922         197,802         208,068
                                                                       -----------     -----------     -----------
Total Assets                                                           $13,597,403     $13,770,871     $13,516,194
                                                                       ===========     ===========     ===========
Liabilities and Shareholders' Equity Deposits:
      Non-interest bearing demand deposits                             $ 2,721,895     $ 2,586,997     $ 2,249,744
      Interest bearing deposits:
          Savings and time deposits                                      8,460,233       8,954,921       8,804,797
          Commercial certificates of deposit of $100,000 and over          218,376         244,743         358,393
                                                                       -----------     -----------     -----------
              Total deposits                                            11,400,504      11,786,661      11,412,934
  Commercial paper                                                          54,061          62,861          90,621
  Other borrowed funds                                                     754,353         641,004         898,543
  Accrued interest payable                                                  36,093          36,704          50,126
  Bank acceptances outstanding                                              19,590          21,378          22,706
  Accrued expenses and other liabilities                                   159,420          85,423          76,050
                                                                       -----------     -----------     -----------
                                                                        12,424,021      12,634,031      12,550,980
  Long-term debt                                                           212,696         216,570          61,240
  Shareholders' equity :
      Preferred stock without par value:
          Series B: Authorized and outstanding 600,166 in 1993 and
             1992, adjustable-rate cumulative, $50 stated value             30,008          30,008          30,008
      Common stock par value $1.20:
          Authorized 65,000,000 shares; issued and outstanding
             51,517,090 at September 30, 1993, 50,864,031 at
             December 31, 1992 and 50,502,612 at September 30, 1992         61,821          61,037          60,603
      Surplus                                                              381,088         370,345         364,275
      Retained earnings                                                    487,769         458,880         449,088
                                                                       -----------     -----------     -----------
          Total shareholders' equity                                       960,686         920,270         903,974
                                                                       -----------     -----------     -----------
Total Liabilities and Shareholders' Equity                             $13,597,403     $13,770,871     $13,516,194
                                                                       ===========     ===========     ===========

UJB FINANCIAL CORP.                                               Exhibit (28)B
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)


                                                          Nine Months Ended         Three Months Ended
                                                            September 30,              September 30,
                                                       -------------------------  ------------------------
                                                           1993         1992         1993         1992
                                                       ------------  -----------  -----------  -----------
Interest Income
  Interest and fees on loans                               $496,466     $528,559    $164,974      $174,361
  Interest on investment securities:

      taxable                                               128,058      161,509      42,166        52,945
      tax-exempt                                             19,377       23,046       6,230         7,439
  Interest on investment securities available

   for sale                                                  24,304        6,536       7,368         2,953
  Interest on Federal funds sold and securities
    purchased under agreements to resell                        670        2,466          82           213
  Interest on trading account securities                      1,053        1,107         328           462
  Interest on deposits with banks                               342          524         159           102
                                                           --------     --------    --------      --------
      Total interest income                                 670,270      723,747     221,307       238,475
Interest Expense
  Interest on savings and time deposits                     203,399      273,122      63,342        83,876
  Interest on commercial certificates of deposit

    $100,000 and over                                         5,624       13,711       1,870         3,644
  Interest on borrowed funds                                 39,721       36,941      13,510        12,150
                                                           --------     --------    --------      --------
      Total interest expense                                248,744      323,774      78,722        99,670
                                                           --------     --------    --------      --------
      Net interest income                                   421,526      399,973     142,585       138,805
  Provision for loan losses                                  74,000      113,000      24,000        32,000
                                                           --------     --------    --------      --------
      Net interest income after provision
       for loan losses                                      347,526      286,973     118,585       106,805
Non-Interest Income
  Service charges on deposit accounts                        44,265       39,681      14,717        13,255
  Service fee income on loans                                25,094       25,565       9,048         9,422
  Trust income                                               16,135       14,450       5,410         4,888
  Investment securities gains (losses)                        6,769       11,118          (4)          977
  Trading account gains                                       1,352        1,342         492           332
  Other                                                      39,009       36,176      14,631        10,574
                                                           --------     --------    --------      --------
      Total non-interest income                             132,624      128,332      44,294        39,448
Non-Interest Expenses
  Salaries                                                  136,421      132,288      46,533        44,535
  Pension and other employee benefits                        43,731       37,959      14,851        12,121
  Occupancy, net                                             36,145       35,190      11,778        11,777
  Furniture and equipment                                    33,661       31,110      11,466        10,544
  Other real estate provision and operating expenses         31,356       23,650       8,400         9,344
  FDIC insurance assessment                                  21,497       18,890       5,450         6,372
  Advertising and public relations                            7,860        7,863       2,609         2,526
  Restructuring charges                                      21,500            -      21,500             -
  Other                                                      82,928       81,762      27,864        26,130
                                                           --------     --------    --------      --------
      Total non-interest expenses                           415,099      368,712     150,451       123,349
                                                           --------     --------    --------      --------
Income before income taxes                                   65,051       46,593      12,428        22,904
  Federal and state income taxes                             14,256       10,487         585         6,589
                                                           --------     --------    --------      --------
Income before cumulative effect of a change in
 accounting principle                                        50,795       36,106      11,843        16,315
   Cumulative effect of a change in accounting

    principle *                                               3,816            -           -             -
                                                           --------     --------    --------      --------
Net Income                                                 $ 54,611     $ 36,106    $ 11,843      $ 16,315
                                                           ========     ========    ========      ========
Net Income Per Common Share:
Income before cumulative effect of a change in
 accounting principle                                         $0.97        $0.74       $0.22         $0.33
   Cumulative effect of a change in accounting

    principle *                                                0.07            -           -             -
                                                           --------     --------    --------      --------
Net Income Per Common Share                                   $1.04        $0.74       $0.22         $0.33
                                                           ========     ========    ========      ========
Average Common Shares Outstanding (in thousands)             51,190       46,779      51,361        48,017
                                                           ========     ========    ========      ========

 * Effective January 1993, the company adopted Financial Accounting Standards No.109, Accounting for Income Taxes.

UJB FINANCIAL CORP.                                               Exhibit (28)C
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

                                                        Nine Months Ended
                                                          September 30,
                                                   ----------------------------
                                                        1993           1992
                                                   --------------  ------------

 OPERATING ACTIVITIES
   Net income                                        $    54,611   $    36,106
   Adjustments to reconcile net income to net
    cash provided by operating activities:
       Provision for loan losses and other real
        estate                                            99,287       128,397
       Depreciation, amortization and accretion           18,913        15,696
       Gains on sales of investment and trading
        account securities                                (8,121)      (12,460)
       Gains on sales of mortgages held for sale          (2,367)       (2,354)
       Proceeds from the sales other real estate
        owned                                             35,927        56,897
       Proceeds from the sales of mortgages held
        for sale                                         197,532       212,057
       Originations of mortgages held for sale          (188,146)     (220,142)
       Purchases of investment securities
        available for sale                              (316,303)            -
       Proceeds from maturities of investment
        securities available for sale                    131,077             -
       Proceeds from the sales of investment
        securities available for sale                    337,000       612,212
       Net increase in trading account securities         (9,863)      (22,753)
       Increase in accrued interest receivable
        and other assets                                 (59,549)       (5,943)
       Increase (decrease) in accrued interest
        payable, accrued
         expenses and other liabilities                   71,598          (713)
                                                     -----------   -----------
         NET CASH PROVIDED BY OPERATING
          ACTIVITIES                                     361,596       797,000
 INVESTING ACTIVITIES
   Proceeds from sales of investment securities                -       159,643
   Proceeds from maturities of investment
    securities                                           664,309       703,412
   Purchases of investment securities                 (1,029,406)   (1,559,464)
   Net (increase) decrease in interest bearing
    deposits with banks                                   (5,170)        9,112
   Net increase in loans                                 (60,640)     (304,430)
   Purchases of premises and equipment, net              (10,000)       (4,632)
                                                     -----------   -----------
         NET CASH USED BY INVESTING ACTIVITIES          (440,907)     (996,359)
 FINANCING ACTIVITIES
   Net increase in demand and savings deposits           105,941       577,000
   Net decrease in time deposits                        (492,098)     (477,613)
   Net increase (decrease) in short term
    borrowings                                           103,389       (49,190)
   Principal payments on long-term debt                  (22,714)       (6,484)
   Proceeds from the issuance of long-term debt           20,000         3,300
   Dividends paid                                        (25,363)      (22,179)
   Proceeds from issuance of common stock, net
    of related expenses                                        -        68,345
   Proceeds from issuance of common stock under
    dividend
     reinvestment and other stock plans                   11,527         9,224
   Other, net                                               (619)         (691)
                                                     -----------   -----------
         NET CASH USED (PROVIDED) BY FINANCING
          ACTIVITIES                                    (299,937)      101,712
                                                     -----------   -----------
 DECREASE IN CASH AND CASH EQUIVALENTS                  (379,248)      (97,647)
 CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      1,119,547       860,443
                                                     -----------   -----------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD          $   740,299   $   762,796
                                                     ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid:
     Interest payments                               $   249,355   $   331,961
     Income tax payments                                  18,448        12,850
Noncash investing activities:
    Transfer of investments to investments
     securities available for sale                        70,788       861,105
    Transfer of loans to other real estate                41,613       117,963


UJB FINANCIAL CORP.                                              Exhibit (28)D
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)


                                                                                                                Total
                                                             Preferred  Common                Retained   Shareholders'
                                                                 Stock   Stock    Surplus     Earnings         Equity
                                                             ---------  -------   --------   --------   -------------
Balance, December 31, 1991                                    $30,008    $55,064   $292,245   $434,482     $811,799
     Net Income                                                     -          -          -     36,106       36,106
     Proceeds from issuance of common stock
          net of related expense (4,000,000 shares)                 -      4,800     63,545          -       68,345
     Cash dividends declared:
          Preferred stock - Series B                                -          -          -     (1,394)      (1,394)
          Common Stock                                              -          -          -    (21,474)     (21,474)
     Common stock issued:
          Dividend reinvestment and other stock plans
           (472,037 shares)                                         -        566      7,610          -        8,176
          Exercise of stock options, net (144,080 shares)           -        173        875          -        1,048
     Change in valuation allowance for
          marketable equity securities                              -          -          -      1,368        1,368
                                                              -------    -------   --------   --------     --------
Balance, September 30, 1992                                   $30,008    $60,603   $364,275   $449,088     $903,974
                                                              =======    =======   ========   ========     ========
Balance, December 31, 1992                                    $30,008    $61,037   $370,345   $458,880     $920,270
     Net Income                                                     -          -          -     54,611       54,611
     Cash dividends declared:
          Preferred stock - Series B                                -          -          -     (1,350)      (1,350)
          Common Stock                                              -          -          -    (24,632)     (24,632)
     Common stock issued:
          Dividend reinvestment and other stock plans
           (382,111 shares)                                         -        459      7,689          -        8,148
          Exercise of stock options, net (270,948 shares)           -        325      3,054          -        3,379
     Change in valuation allowance for
          marketable equity securities                              -          -          -        260          260
                                                              -------    -------   --------   --------     --------
Balance, September 30, 1993                                   $30,008    $61,821   $381,088   $487,769     $960,686
                                                              =======    =======   ========   ========     ========

UJB FINANCIAL CORP.                                              Exhibit (28)E
CONSOLIDATED RECONCILIATION OF ALLOWANCE FOR LOAN LOSSES
(dollars in thousands)


                                      Nine Months Ended September 30
                                      ------------------------------
                                           1993            1992
                                         --------        --------
Balance, January 1                       $275,296        $288,770
   Provision charged to expense            74,000         113,000
                                         --------        --------
                                          349,296         401,770
   Net charge offs:
      Loans charged off                   111,813         119,072
      Less recoveries                       9,353           8,760
                                         --------        --------
   Net loans charged off                  102,460         110,312
                                         --------        --------
Balance, September 30                    $246,836        $291,458
                                         ========        ========


UJB FINANCIAL CORP.                                               Exhibit (28)F
CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES (Tax-Equivalent Basis, dollars in thousands)

                                                                Nine Months Ended September 30
                                                --------------------------------------------------------------
                                                              1993                              1992
                                                -----------------------------    -------------------------------
                                                  Average             Average      Average               Average
                                                  Balance    Interest   Rate       Balance     Interest    Rate
                                                -----------  --------  ------    ------------  ---------  ------
ASSETS
Interest earning assets:
  Interest bearing deposits with banks          $    15,283  $    342   2.99 %   $    18,215    $    524   3.84 %
  Investment securities held for sale               787,023    24,304   4.12          98,427       6,536   8.85
  Trading account securities                         31,526     1,113   4.72          20,040       1,156   7.71
  Money market investments                           27,594       670   3.25          77,528       2,466   4.25
  Investment securities:
    U.S. Government and Federal agencies          2,129,510   107,800   6.75       2,652,561     149,569   7.52
    States and political subdivisions               348,461    28,993  11.09         413,382      34,020  10.97
    Other securities                                449,481    20,428   6.06         236,758      11,887   6.69
                                                -----------  --------  -----     -----------    --------  -----
      Total investment securities                 2,927,452   157,221   7.16       3,302,701     195,476   7.89
  Loans:
    Commercial                                    4,259,398   221,499   6.95       4,473,761     241,724   7.22
    Mortgage                                      2,340,231   144,948   8.26       2,188,899     148,003   9.02
    Instalment                                    2,020,587   125,337   8.29       1,966,968     131,632   8.94
    Non-bank                                        111,872     7,483   8.94         150,026      10,737   9.56
                                                -----------  --------  -----     -----------    --------  -----
      Total loans                                 8,732,088   499,267   7.64       8,779,654     532,096   8.10
                                                -----------  --------  -----     -----------    --------  -----
      Total interest earning assets              12,520,966   682,917   7.29      12,296,565     738,254   8.02
                                                -----------  --------  -----     -----------    --------  -----
Non-interest earning assets:
  Cash and due from banks                           833,840                          739,212
  Allowance for loan losses                        (262,764)                        (299,393)
  Other assets                                      607,952                          634,006
                                                -----------                      -----------
      Total non-interest earning assets           1,179,028                        1,073,825
                                                -----------                      -----------
TOTAL ASSETS                                    $13,699,994                      $13,370,390
                                                ===========                      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
  Savings deposits                              $ 5,310,214    93,243   2.35     $ 4,859,587     118,962   3.27
  Other time deposits                             3,433,732   110,156   4.29       3,886,362     154,160   5.30
  Commercial certificates of deposit
    $100,000 and over                               260,891     5,624   2.88         447,581      13,711   4.09
                                                -----------  --------  -----     -----------    --------  -----
      Total interest bearing deposits             9,004,837   209,023   3.10       9,193,530     286,833   4.17
  Commercial paper                                   64,715     1,427   2.95          97,406       2,746   3.77
  Other borrowed funds                              809,707    23,769   3.92         955,210      28,602   4.00
  Long-term debt                                    216,213    14,525   8.98          68,121       5,593  10.97
                                                -----------  --------  -----     -----------    --------  -----
    Total interest bearing liabilities           10,095,472   248,744   3.29      10,314,267     323,774   4.19
                                                -----------  --------  -----     -----------    --------  -----
Non-interest bearing liabilities:
  Demand deposits                                 2,500,903                        2,097,999
  Other liabilities                                 151,121                          124,111
    Total non-interest bearing liabilities        2,652,024                        2,222,110
                                                -----------                      -----------
Shareholders' equity                                952,498                          834,013
                                                -----------                      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $13,699,994                      $13,370,390
                                                ===========                      ===========
Net interest income (tax-equivalent basis)                    434,173   4.00 %                   414,480   3.83 %
Tax-equivalent basis adjustment                               (12,647) =====                     (14,507) =====
                                                             --------                        -----------
Net Interest Income                             $   421,526                                  $   399,973
                                                ===========                                  ===========
Net Interest Income as a Percent of Interest
  Earning Assets (tax-equivalent basis)                                 4.64 %                             4.50 %
                                                                       =====                              =====

Note: The tax-equivalent adjustment was computed based on a Federal income tax rate of 35% for 1993, and 34% for 1992.